FINAL: Stratasys Ltd. Q2-2013 Financial Release Script

SLIDE#1: CONFERENCE CALL TITLE SLIDE

SPEAKER: OPERATOR
(Opening Remarks)

SLIDE#2: CALL DETAILS

SPEAKER: SHANE GLENN

Thank you, [OPERATOR]. Good morning everyone, and thank you for joining us to discuss our second quarter financial results. On the call with us today are David Reis, CEO; and Erez Simha, CFO and COO-Israel of Stratasys. A reminder that access to today’s call, including the prepared slide presentation, is available online at the web address provided in our press release. In addition, a replay of today’s call, including access to the slide presentation, will be made available on the Investor Section of our web site later today.

SLIDE#3: FORWARD LOOKING STATEMENT

A reminder that certain information included or incorporated in this presentation may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified. These forward-looking statements may include, but are not limited to, statements relating to the Company’s objectives, plans and strategies, statements that contain projections of results of operations or of financial condition (including, with respect to the planned MakerBot merger) and all statements (other than statements of historical facts) that address activities, events or developments that the Company intends, expects, projects, believes or anticipates will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. The Company has based these forward-looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: the Company’s ability to efficiently and successfully integrate the operations of Stratasys, Inc. and Objet Ltd. after their merger as well as the ability to complete the MakerBot merger and to successfully put in place and execute an effective post-merger integration plan; the overall global economic environment; the impact of competition and new technologies; general market, political and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; changes in the Company’s strategy; government regulations and approvals; changes in customers’ budgeting priorities; litigation and regulatory proceedings; and those factors referred to under “Risk Factors”, “Information on the Company”, “Operating and Financial Review and Prospects”, and generally in the Company’s annual report for 2012 filed on Form 20-F and in other reports that the Company files with the U.S. Securities and Exchange Commission. Readers are urged to carefully review and consider the various disclosures made in the Company’s SEC reports, which are designed to advise interested parties of the risks and factors that may affect its business, financial condition, results of operations and prospects. Any forward-looking statements in this presentation are made as of the date hereof, and the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Now I’d like to turn the call over to David Reis, Chief Executive Officer of Stratasys. David.

SLIDE#4: DAVID REIS TITLE

SPEAKER: DAVID REIS

Thank you, Shane, and good morning everyone. Thank you for joining today’s call.

SLIDE#5: HIGHLIGHTS

We are very pleased with our record second quarter performance. We continue to observe a growing interest in 3D printing and strong demand for our products and services.

In addition to generating significant growth in revenue, margins and profitability over last year, we had several additional positive developments during the second quarter that are worth highlighting:

First, we have completed most of the critical integration initiatives that resulted from the merger of Stratasys and Objet. While work still remains, and as we continue to devote significant resources to integration, we now have an even more productive channel that is selling a broader range of complementary products and services.

This integration is being accomplished while remaining focused on our customers and core business.

Second, manufacturing applications continue to be a core driver of our growth. This was highlighted by a multi-million-dollar order for Fortus systems we received during the quarter from a major global manufacturing company, which we anticipate to ship in the second half of this year.

And lastly, we are most excited about our announced plan to merge with MakerBot, which we believe will accelerate our growth within the rapidly expanding segment for desktop 3D printers.

We finished the second quarter with positive momentum that has carried into the third quarter. We are excited about our new initiatives and remain confident in our growth plans.

I will return later in the call to provide more details on our second quarter developments and strategy, but first I would like to turn the call over to our CFO and COO-Israel, Erez Simha, who will provide you details on our financial results.

Erez.

SLIDE#6 EREZ SIMHA TITLE

SPEAKER: EREZ SIMHA

Thank you, David, and good morning everyone.

As in previous quarters, our focus on today’s call will be on the non-GAAP financial results of the combined company – Stratasys Ltd. – for the second quarter of 2013 and pro forma non-GAAP financial results for the second quarter of 2012.

These non-GAAP financial measures should be read in combination with our GAAP metrics to evaluate our performance. Note that when we refer to GAAP metrics in respect of periods prior to January 1, 2013, we are referring to pro forma GAAP numbers prepared in accordance with Article 11 of SEC Article SX, which give effect to the merger as though it had occurred on January 1 of 2011 with one-time transaction costs excluded from the numbers.

The non-GAAP to GAAP reconciliations are provided in a table contained in our slide presentation and press release.

SLIDE#7: FINANCIALS – QUARTER OVERVIEW

As David mentioned in his opening remarks, we are very pleased with our second quarter results.

We generated $106.7 million in non-GAAP revenue in the second quarter, an organic increase of 20% over the same period last year.

GAAP revenue for the second quarter of 2013 was $106.5 million.

Our margins during the period benefited from our overall sales growth and the relatively stronger sales of our higher-margin systems and consumables.

Non-GAAP operating margin improved to 20.3% from 19.8%, and non-GAAP net income margin improved to 17.4% from 15.9% over the same period last year.

Non-GAAP net profit increased by an impressive 31% in the second quarter over the same period last year to $18.6 million, or $0.45 per diluted share. GAAP net profit was a loss of $2.8 million in the second quarter, or ($0.07) per share.

The effective non-GAAP tax rate decreased by approximately 8 percentage points this quarter, compared to the same period last year.

As a result of the Objet-Stratasys merger, we have begun to realize some tax synergies that are expected to lower our effective tax rate compared to the pro forma rate for 2012.

Overall, we are pleased with our second quarter results which were in line with our expectations.

SLIDE#8: REVENUE DETAILS

Non-GAAP product revenues in the second quarter of 2013 increased by 19% to $90.4 million, as compared to pro forma combined product revenues in the second quarter of 2012.

System revenue increased by 16% in the second quarter over the same period last year, driven by sales of our higher-priced Production Series and Idea Series product lines.

Applications driving this growth include direct digital manufacturing and the continued adoption of affordable desktop systems for prototyping applications.

As we indicated last quarter, our channel cross-training program included the shipment of several demo units to our channel partners, though it should be noted that demo unit shipments during the second quarter were immaterial.

Consumables revenue in the second quarter of 2013 increased by 23% as compared to pro forma combined consumables revenues in the second quarter of 2012, driven by acceleration in customer usage and our growing installed base of systems.

We should note that the year-over-year growth rate in consumable revenue accelerated in the current quarter compared to the rate observed in the first quarter. We believe the recent strength in our Production Series line, and our growing installed base of systems, are positive indicators of consumables revenue growth. We are also benefitting from making our consumables line a separate business, with a focus on expanding customer usage.

Revenues from our service offerings in the second quarter of 2013 increased by 28% to $16.3 million, as compared to the pro forma combined service revenues in the second quarter of 2012.

The increase in service revenues was driven by an increase in revenue from maintenance contracts and service parts, reflecting our growing base of installed systems.

The increase in service revenue was also a result of growth in our RedEye paid parts service, which increased by 34% as compared to the second quarter of 2012.

RedEye continues to benefit from the demand for large and complex production parts, as well as the continued development of our sales channels.

SLIDE#9: SYSTEM SALES

The number of system units shipped in the second quarter increased to 1,261 units as compared to 1,085 units shipped in the second quarter of 2012 on a pro forma combined basis.

We should note that the units shipped in the second quarter of 2012 benefited from units shipped for our OEM agreement with HP, which was terminated effective December 31, 2012. Excluding the HP units, we shipped 993 units during the second quarter of last year.

SLIDE#10: GROSS PROFIT

Pro forma non-GAAP gross margin improved to 59.2% in the second quarter over the 57.5% for the same pro forma period last year.

Pro forma non-GAAP product gross margin benefited during the quarter from the relatively strong growth in sales of the company’s higher-margin systems and consumables.

As we predicted last quarter, service gross margin benefitted in the second quarter from the resolution of certain issues surrounding system service cost, as well as the lower costs associated with cross-training our channel.

SLIDE#11: OPERATING PROFIT

Non-GAAP net research and development expenses increased by 19% to $9.5 million for the second quarter over the same period last year, driven by new systems and material development initiatives.

Non-GAAP SG&A expenses increased by 25% for the second quarter over the same period last year, driven by higher sales commissions and increased marketing expenses.

Non-GAAP operating income increased by 24% for the second quarter over last year’s second quarter pro forma results, driven by the strong growth in our relatively higher margin products.

SLIDE#12: GROWTH DRIVERS

Slide #12 provides you with an overview of the major growth drivers we have discussed for the period.

SLIDE#13 GEOGRAPHIC MIX

The following slide provides you a breakdown of our geographic sales.

Sales growth in the North America and Asia Pacific regions continue to outpace the EMEA region.

NON-GAAP APPENDIX REMINDER

I won’t be reviewing the specific reconciliations to GAAP for the non-GAAP measures we have discussed throughout our presentation today.

This information is provided in the slides appearing at the end of our presentation, as well as in our earnings release.

SLIDE#14: BALANCE SHEET & CASH FLOW

Our cash and cash equivalents balance, including short term deposits and investments increased by $7.2 million to $149.7 million at the end of the second quarter, as compared to $142.5 million at the end of the first quarter.

SLIDE#15: SUMMARY & CHART

In summary, we are very pleased with our second quarter results.

We generated strong organic growth on a pro forma non-GAAP basis in both revenue and net income; and experienced expansion in our gross margin driven by sales of our higher margin products.

And finally, we are positioning the company for strong growth in the future through strategic investments in R&D and channel development.

I would now like to turn the call over to our VP of Investor Relations, Shane Glenn, who will update you on our financial guidance, Shane.

SLIDE#16: SHANE GLENN TITLE GUIDANCE

Thank you, Erez.

SLIDE#17: GUIDANCE

SPEAKER: SHANE GLENN

We updated our financial guidance this morning taking into consideration the expected closing of our merger with MakerBot later this month.

As we indicated at the time of announcing the planned merger, the transaction was expected to accelerate Stratasys’ growth rate and be slightly dilutive to Non-GAAP earnings per share in 2013, and accretive to Stratasys Non-GAAP earnings per share by the end of 2014.

In line with those expectations we are introducing revised financial guidance as follows:

  Revenue guidance of $455 million to $480 million; versus previous guidance of $430 million to $445 million.
  Non-GAAP earnings guidance of $1.75 to $1.90 per diluted share; versus previous guidance of $1.80 to $1.95 per diluted share.
  GAAP earnings guidance of a ($0.76) to ($0.49) per share loss; versus previous guidance of a ($0.41) to ($0.16) per share loss.

Our guidance assumes no operating or revenue synergies related to the MakerBot transaction. In addition, changes in our estimated liability for MakerBot related performance-based earn-outs could have a material effect on our GAAP earnings.

As we indicated last quarter, organic revenue growth is expected to be relatively stronger toward the latter part of the year as we progress through our integration plan and revenue synergies from selling the combined product portfolio begin to ramp.

Our updated guidance assumes that the company will successfully complete the MakerBot merger later this month, and continue to make significant investments to fund growth, including incremental sales, marketing and R&D expenses in the second half of 2013.

Our updated guidance also assumes relatively stable gross margins compared to the levels observed in first half of 2013, as well as the partial realization of some merger-related synergies – the most significant cost synergy in 2013 coming from income tax expense.

Non-GAAP earnings guidance excludes the estimated impact of additional expenses related to mergers; the impact of share-based compensation expense; and the significant expense associated with the amortization of acquired intangibles.

The reconciliation to GAAP is provided in the slide presentation and our press release.

SLIDE#18 GUIDANCE – TARGET MODEL

Our long-term target operating model remains:

  Annual organic revenue growth of at least 20 percent;
  Non-GAAP operating income as a percent of sales of between 20 and 25 percent;
  An effective tax rate of between 15 and 20 percent; and
  Non-GAAP net income as a percent of sales of between 16 and 21 percent.

Now I would like to turn the call back over to David Reis, who will provide you with a more detailed strategic overview.

David.

SLIDE#19: MERGER UPDATE

Thank you Shane.

I would first like provide you a quick update on where we stand on the merger integration process between Stratasys and Objet.

I am pleased to report that many of the critical sales, marketing and service team integration initiatives have been achieved.

During the second quarter, we have completed:

1.	The cross-training for product sales and customer support;
2.	The training and implementation of salesforce.com;
3.	And the ramp up of benchmarking capabilities to support our sales efforts.

We can now focus more intently on leveraging our combined sales and marketing organization to drive faster growth.

In addition to the opportunity to cross-sell a complementary product line into the company’s large installed base of systems, we are now better equipped to provide the right solution for a broader range of applications.

SLIDE#20: COMPLEMENTARY TECHNOLOGY APPLICATION

What you see in the following slide is a working model of what the Stratasys-Objet merger is all about: 2 complementary 3D printing technologies used together to create a hybrid functional prototype.

Patrick Harder, a 4th year student of Automotive Engineering at the University of Applied Sciences in Berlin used a mix of Stratasys FDM and PolyJet 3D printing technologies to design a new airbox for a small-scale formula style racing car.

The prototype included Stratasys ULTEM material for parts of the airbox where high temperature resistance and vibration resistance were required. Meanwhile, the Digital ABS material created in the PolyJet-based Objet Connex 3D Printer was used where the airbox required a combination of toughness, unique geometry and a unique surface finish.

SLIDE#21: OBSERVABLE OPPORTUNITIES DATA

Our cross-selling initiatives are generating tangible results, as our channel partners and customers have begun to recognize the value of our complementary product lines.

The following graph shows the month-over-month growth in number of opportunities our combined resellers have registered into SalesForce.com through the first part of this year.

An opportunity is a prospect that has the intention of buying a 3D printer within a year, and has the budget to purchase a machine.

As you can see, activity has been robust. We believe this trend is a positive indicator of for our business over the coming quarters.

SLIDE#22: LARGE DDM ORDER

As in previous quarters, manufacturing applications remained one of the big drivers of our growth in the second quarter.

This was highlighted by a sizable order we received from a major global manufacturing company during this period.

The customer placed a multi-million-dollar order for several Stratasys Fortus 3D production systems that will be used at manufacturing sites around the globe. These systems will be shipped in the second half of this year, and will be used for the production of prototypes, manufacturing tools and eventually end-use products.

This order underscores the growing momentum that 3D printing technology has within the manufacturing processes of some of the world’s largest and most sophisticated companies.

Moreover, our efforts to advance how 3D printing technology is being used among some of the world’s most sophisticated manufacturers continues to gain momentum.

We are empowering manufacturers to be more competitive in the global economy by enabling objects of high complexity to be produced on-demand in a fast, simple and efficient process using production materials that designers and engineers are already familiar with.

In short, 3D printing is enabling industry to innovate at will. And this is transforming how products are made and strengthening manufacturing competitiveness as a result.

SLIDE#23: MAKERBOT MERGER

As you know, in June we entered into a definitive agreement under which we will merge with MakerBot, the leader within the rapidly growing market for desktop 3D printers.

The merger is about growth through the acceleration of 3D printer adoption. MakerBot is providing an affordable, accessible desktop 3D printing experience that is driving broad adoption of their products.

SLIDE#24: MAKERBOT MERGER

Stratasys and MakerBot estimate that between 35,000 to 40,000 desktop 3D printers were sold in 2012. This number is estimated to double in 2013, as individual designers, engineers and manufacturers incorporate 3D Printing into their product development and manufacturing processes.

Our experience confirms that using 3D printing technology tends to expand the demand for 3D printing capabilities. Customers that acquire the technology for one use, discover it has value in other areas.

We believe this trend is similar to the evolution of personal computers. What began as kit-based products became mainstream tools in business and industry as affordability, access and ease of use improved.

The merger of Stratasys and MakerBot represents a significant opportunity for our combined product portfolio; given the wide range of solutions we will provide individual and commercial users.

As a combined company, we will be broaden our product offering to include 3D printers priced from $2,200 to more than $600,000; which are suitable for home, desktop professional and industrial uses.

SLIDE#25: MAKERBOT MERGER

Together, we believe we will offer the best and most complete line of 3D printing systems, deliver an ecosystem that encourages adoption by making 3D printing more accessible than ever, and provide a host of complementary products and services that will promote the proliferation of 3D printing in both established and emerging applications.

And from our initial conversations with the team at MakerBot, we’re already seeing ways to further strengthen our combined capabilities by leveraging intellectual property, technical and consumables expertise, marketing know-how, R&D investment, market reach, and global infrastructure.

We are very excited, and anticipate closing this transaction later this month.

SLIDE#26: UPS DEAL

The increasing interest in mainstream use of 3D printing and the accelerated adoption of this technology are also at the heart of our recent collaboration with The UPS Store that we announced last week. We were selected to provide our uPrint 3D Printers to The UPS Store as part of a pilot program that will put machines in six locations, enabling UPS Store customers to have 3D designs printed onsite.

While available to any retail customer, the service is aimed at small business owners, who are increasingly recognizing how 3D printing technology can help them design and make products more efficiently. This collaboration supports Stratasys’ vision of strengthening innovation and competitiveness by making 3D printing more accessible to a growing number of users.

SLIDE#27: SUMMARY

In summary:

1.	We are pleased with our record second quarter results. We generated strong organic growth in revenue and profitability, and observed significant cross-selling opportunities develop from the company’s recently-combined channel..
2.	We completed many of the critical sales, marketing and customer support team integration initiatives that resulted from the merger of Stratasys and Objet, and now have an organization that is better positioned to drive faster growth.
3.	We announced a merger with MakerBot, a leading manufacturer of systems and ecosystem developer within the rapidly growing desktop 3D printing segment.
4.	We continue to observe a growing interest in 3D printing within our markets, which was highlighted by the large system order we received for multiple Fortus 3D production systems to be used for functional prototyping, the manufacture of tools and end-use products.
5.	We continue to invest aggressively in future growth through innovative product and channel development programs; and we are looking to grow through additional strategic acquisitions.
6.	And last, we maintain a positive outlook for 2013, and continue to expect strong growth for the year.

SLIDE#28: Q&A

In closing, I would like to say that all of us at Stratasys are passionate believers in the value and power of 3D printing, and we are here to lead the development of this industry.

We would now like to address any questions you might have.

Operator, please open up the call to questions.

OPERATOR TO OPEN UP CALL TO Q&A

Q&A TO TAKE PLACE

OPERATOR CLOSES Q&A

SPEAKER: DAVID REIS

I want to thank everyone for joining this call. We look forward to speaking with you again next quarter. Goodbye.

SLIDE#29: RECONCILIATION TABLES
SLIDE#30: RECONCILIATION TABLES